EXHIBIT 99.1

GOLD STANDARD PHASE 2 DRILLING INTERSECTS SHALLOW OXIDE GOLD AT SOUTHEAST PINION AND EXTENDS THE GOLD ZONE 400m EAST AT FAR SOUTHEAST PINION, CARLIN TREND NEVADA

PIN14-38 intersects 48.8m of 1.16 g Au/t including 6.1m of 6.78g Au/t

January 14, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of ten reverse-circulation (RC) holes from the southeast portion of the Pinion Phase 2 drilling program at its 100%-owned Railroad-Pinion Project on Nevada’s Carlin Trend.  All ten holes returned significant intercepts with gold values well above the 0.14 grams per tonne (g Au/t) cut-off grade established by APEX Geoscience Ltd. of Edmonton, Canada in its NI 43-101 resource estimate announced on September 10, 2014 (see news release), with intercepts up to 48.8 meters of 1.16 g Au/t in hole PIN14-38.

Commenting on the latest results, Gold Standard President and CEO Jonathan Awde noted that “our drilling continues to remove limitations to the size of the Pinion deposit. At every stage of our work, we have uncovered more opportunities to expand its potential. Pinion has already exceeded our most bullish expectations and we believe there is much more to come.”

Phase 2 drilling was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program.  Phase 2 (now completed) included 10,893m of RC drilling in 44 holes (click the following link for a Pinion Phase 2 drill hole map and cross section: http://goldstandardv.com/pinion-phase-2a/).  Assays are pending for a further 19 holes including PIN14-24, -29, -32, -35, -39, -41, -43 through -46, -48, -49, and -51 through -57.

Key Observations:

•
Three target areas were tested by these holes: New Structural Block, Southeast Pinion and Far Southeast Pinion.  The key multilithic, dissolution collapse breccia host (referred to as mlbx) was intersected in all ten holes and the areal extent of the mlbx was expanded to the south and east.  Prior to the GSV drilling, these target areas were characterized by no historic drill holes or historic holes spaced 60 to 400m apart.  Similar to the targets explored in Phase 1 drilling, gold mineralization is continuous and widespread within this highly permeable, silicified breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devil’s Gate Formation.

•
At the New Structural Block target, five holes successfully intersected gold-bearing mlbx in this previously untested structural block between the South fault and the Uplifter fault.  PIN14-38 intersected an entirely oxidized interval of 48.8m of 1.16 g Au/t from 202.7 to 251.5m, including a higher grade internal interval of 6.1m of 6.78 g Au/t.  PIN14-38 is on the edge of the drill pattern and this oxide mineralization is open to the south.  The gold zone in holes PIN14-40, -42 and -47 is dominantly oxidized, but select intervals are mixed oxide-carbon-sulfide.

•
At the Southeast Pinion target, where the gold-bearing horizon has tended to be deeper, drill holes PIN14-36 and PIN14-37 intersected shallow oxidized gold mineralization (16.8m of 0.75 g Au/t and 12.2m of 0.71 g Au/t respectively) starting at approximately 40m below surface (click the following link for a Pinion Phase 2 cross section: http://goldstandardv.com/pinion-phase-2a/).  In this target area, a gold-bearing layer has unexpectedly developed higher in the stratigraphic section within the Tripon Pass Formation silty micrite, resulting in a gold horizon present at a shallow depth.

•
At the Far Southeast Pinion target, gold-bearing intercepts in PIN14-25 successfully expanded the lateral extent of the breccia hosted mineralization 400m to the southeast.  Similar to the Company’s North Bullion deposit 10km to the north, gold mineralization is in the footwall of the Bullion Fault Corridor (BFC).  This gold intercept is open in multiple directions and Phase 3 drilling in 2015 will follow-up on these promising results.

•
The three target areas noted above exhibit similar geological patterns including: (1) an increase in the volume and thickness of intrusive rock; (2) the presence of lamprophyre, an igneous rock commonly associated with gold deposits on the Carlin Trend; (3) gold-bearing mlbx in the hanging wall of a shallow, west-dipping thrust fault that is a laterally-continuous feature as tracked through the drilling.  Due to the potential for repetition of the prospective mlbx section, deeper untested targets similar to those at North Bullion are envisioned in this portion of Pinion.

Drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-25	RC	022	-68	431.4	259.1 – 298.7	39.6	0.49
Including					289.6 – 298.7	9.1	1.13
					303.3 – 307.9	4.6	0.30
					381.1 – 408.5	27.4	0.26
PIN14-28	RC		-90	243.9	160.0 – 189.0	29.0	0.44
PIN14-34	RC		-90	262.2	125.0 – 144.8	19.8	0.21
					150.9 – 172.2	21.3	0.44
PIN14-36	RC		-90	196.6	38.1 – 54.9	16.8	0.75
Including					38.1 – 42.7	4.6	1.50
					77.7 – 80.8	3.1	0.20
					86.9 – 112.8	25.9	0.26
					121.9 – 126.5	4.6	0.16
PIN14-37	RC	174	-48	224.1	53.4 – 65.6	12.2	0.71
					125.0 – 150.9	25.9	0.36
					164.6 – 175.3	10.7	0.48
					179.9 – 183.0	3.1	0.21
PIN14-38	RC	175	-65	274.4	22.9 – 24.4	1.5	0.21
Including					202.7 – 251.5	48.8	1.16
					243.9 – 250.0	6.1	6.78
PIN14-40	RC		-90	349.1	76.2 – 83.8	7.6	0.32
					88.4 – 88.9	1.5	0.14
					135.7 – 137.2	1.5	0.40
					160.1 – 184.5	24.4	0.25
					189.0 – 208.8	19.8	0.42
PIN14-42	RC	287	-64	239.3	80.8 – 91.5	10.7	0.39
					160.0 – 163.1	3.1	0.16
					169.2 – 239.3	70.1	0.56
PIN14-47	RC	256	-59	298.8	56.4 – 64.0	7.6	0.28
					132.6 – 135.7	3.1	0.26
					143.2 – 146.3	3.1	0.59
					154.0 – 161.6	7.6	0.21
					172.2 – 175.3	3.1	0.18
					187.5 – 199.7	12.2	0.25
					243.9 – 272.9	29.0	0.42
					291.2 – 298.8	7.6	0.70
PIN14-50	RC		-90	311.0	38.1 – 39.6	1.5	0.23
Including					42.7 – 44.4	1.5	0.34
					45.7 – 47.2	1.5	0.19
					152.4 – 166.1	13.7	0.34
					184.5 – 204.3	19.8	0.65
					192.0 – 196.6	4.6	2.03
					207.3 – 210.4	3.1	0.16

** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “This round of drill holes has featured several important achievements including an expansion of the Pinion gold system 400 meters to the southeast and discovery of shallow mineralization near the center of the southeast part of the deposit. Drilling in the southeast part of Pinion has also strengthened the case for a deep, North Bullion-type target in an untested lower collapse breccia zone.  Thickening intrusive rocks including lamprophyre, more than six meters of nearly seven gram material in hole 38, and higher concentrations and thicknesses of arsenic and gold spread through the Chainman sandstone, all point to the prospect of a large, untested breccia-hosted gold zone below current drill depths.  We plan to test this target during Phase 3 drilling in 2015.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com